Exhibit 4

Letter to the Board

January 28, 2021

Tile Shop Holdings, Inc.

c/o Board of Directors

14000 Carlson Parkway

Plymouth, MN 55441

To the Members of the Board of Directors,

272 Capital, LP (“272 Capital”), together with B. Riley Financial, Inc., collectively represent more than 10% of the outstanding common stock shares (the “Shares”) of Tile Shop Holdings, Inc. (“TTSH” or the “Company”).

TTSH remains significantly undervalued and we believe that up-listing the Shares of the Company on a major stock exchange would unlock both immediate and long-term value for all shareholders.

272 Capital previously sent a public letter to the Company’s Board of Directors (the “Board”) on October 27, 2020 (the “October 27 Letter”) calling on the Board to up-list to a major exchange and citing its belief that such action “will result in a significantly higher share price for the shareholders and a lower cost of capital for the Company”. A full copy of the October 27 Letter can be found here.

In the three months since 272 Capital sent the October 27 Letter, the Board has issued no response, publicly or privately, and has not engaged in any dialogue with 272 Capital despite many attempts at constructive discussion by 272 Capital including outreach to individual members of the Board and the CEO. Shareholders were also not permitted to ask questions during the Company’s Q3 ’20 earnings call. The Company’s continued disregard of shareholder sentiment and lack of response is simply unacceptable.

We are not alone in our desire to see the Company up-list. Since the October 27 Letter, multiple shareholders have expressed strong support for an up-listing to unlock shareholder value.

With no dialogue or transparency from the Board and Company, we remain puzzled as to why the Board would not proceed with an up-listing. TTSH meets all qualifications to be up-listed and there are little to no incremental expenses involved. As expressed in the October 27 Letter, an up-listing is likely to have a significant positive impact on the share price and liquidity of the stock and be of benefit to shareholders, employees, and the Company’s cost of capital.

With the Board’s continued refusal to engage, we intend to run an opposing slate of Directors at the upcoming annual meeting to give all shareholders the opportunity to have a say on the future of the Company.

We continue to welcome an open and constructive dialogue should the Company wish to have one.

Sincerely,

Wes Cummins	Bryant Riley
Chief Executive Officer	Chairman and Co-Chief Executive Officer
272 Capital, LP	B. Riley Financial, Inc.